March 10, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief

Ms. Lynn A. Dicker
Staff Accountant

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:         Twin Disc, Inc. Form 10-K for the fiscal year ended June 30, 2009
Filed September 11, 2009
File No. 001-07635

Dear Mr. Vaughn and Ms. Dicker:

The following letter is in response to your letter to me dated February 24, 2010 related to the Commission’s review of Twin Disc, Inc.’s Form 10-K for the Fiscal Year Ended June 30, 2009.  For clarity, I have restated each of the Commission’s 4 comments below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

Critical Accounting Polices, page 21

1.
We note your response to prior comment 5.  We continue to request that you revise this disclosure in future filings to explain the specific reasons why management believes revenue recognition is a critical accounting estimate.  In this regard, we note your statement that you assess whether the sales price is subject to refund or adjustment.  In order to give investors greater insight into the significance of such assessments, please revise future filings to explain the nature of any refunds or adjustments you provide to customers and discuss how such refunds or adjustments could impact your results of operations.

        Company Response:
We have previously included revenue recognition as a critical accounting estimate due to the potential impact of certain estimates (such as collectability and product returns) on our revenue recognition process because we believed this disclosure was beneficial to the reader.  Due to the immaterial nature of these estimates based on a historical and estimated future basis, we will no longer include revenue recognition as a critical accounting estimate in future filings.  We will continue to monitor this area for any changes in the nature of estimates impacting revenue, and will adjust our disclosures in the event that material estimates begin to impact our revenue recognition process.

Item 11. Executive Compensation, page 30

2.
We note your response to prior comment 2 that you will describe in more detail the sample of companies used to target total compensation and further note your reference to Compliance & Disclosure Interpretations, Regulation S-K, Question 118.05.  Based on your disclosure and response that you “establish” and “target” total compensation levels at specific levels, it appears that you are “benchmarking” and not using the compensation data for a more general purpose.  Please confirm that in future filings you will identify all component companies.

   Company Response:
We continue to believe that the Company is not “benchmarking” compensation such that disclosure of component companies in the compensation survey is required.  For 2007, the last year in which the Company engaged Towers Perrin (“Towers”) as its compensation consultant, Towers presented competitive compensation data based on several databases of survey information.  In all, the survey data compiled information from over 800 companies.  Companies in certain industries (e.g., financial services) were excluded from the survey data, leaving about 400 companies of varying sizes in a wide range of businesses throughout general industry.  For long-term compensation information, companies with more than $1 billion in revenues were also excluded.  The determination of which companies were used for comparison purposes was made exclusively by Towers; neither the Compensation Committee nor Company management custom-selected a list of peer group companies.

From this survey data, competitive pay levels were determined through regression analysis, a statistical technique that considers the relationship between total revenues and compensation.  The Compensation Committee received information on the 25th, 50th and 75th percentiles of each element of executive compensation for comparable executive positions.  The Compensation Committee used this information, along with recommendations from the CEO for non-CEO executive positions, in determining each executive’s compensation package.

The Compensation Committee did not, and does not, use survey information in a formulaic manner by automatically setting each executive’s compensation at the 50th percentile.  Rather, it considers an executive’s compensation to be competitive if it is within a band of plus or minus 15% from the competitive median.  In addition, the Compensation Committee exercises its discretion in determining whether to set a particular executive’s compensation within or outside of the competitive median.  Actual compensation determinations are made by taking into consideration several factors in addition to the survey data, such as levels of individual experience, Company performance, and individual accomplishments.

Based on the above, the Company in future filings will include a more detailed description of how it uses survey information in establishing executive compensation.  It will not state that the Company “targets” or “establishes” total compensation at the 50th percentile for the relevant market, as these words imply that the Company is automatically setting compensation at the 50th percentile in a formulaic manner.

3.
We note your response to prior comment 9 and reissue the comment.  Reconcile your disclosure under the “Base Salary” heading concerning FY2009 percentage increases for each executive officer with the salary figures of FY2008 and FY2009 provided in the summary compensation table.  Please show your calculations.

Company Response:
Our prior response stated that the salary increase to an officer’s base salary was effective as of specified date, which did not correspond to the start of a fiscal year.  Thus, the base salary earnings in the Summary Compensation Table did not reconcile exactly to the salary listed in the Base Salary section of the Compensation Discussion and Analysis.  Following is a detailed reconciliation of FY Base Salary listed in the Summary Compensation Table and the percentage increase listed under the Base Salary section of the Compensation Discussion and Analysis.

Michael E. Batten:
Base Salary 7/1/08	$525,000
New Base Salary 10/1/08 (4% increase)	$546,000

Base Salary Paid 7/1/08 – 9/30/08 ($20,192.30/pay period X 6 pay periods)	$121,153.84
Base Salary Paid 10/1/08 – 6/30/09 ($21,000.00/pay period X 20 pay periods)	$420,000.00

Total Base Salary Paid 7/1/08 – 6/30/09	$541,153.84
Summary Compensation Table Salary (FY09)	$541,154

Christopher J. Eperjesy:
Base Salary 7/1/08	$275,000
New Base Salary 10/1/08 (4% increase)	$286,000

Base Salary Paid 7/1/08 – 9/30/08 ($10,576.92/pay period X 6 pay periods)	$63.461.52
Base Salary Paid 10/1/08 – 6/30/09 ($11,000.00/pay period X 20 pay periods)	$220,000.00

Total Base Salary Paid 7/1/08 – 6/30/09	$283,461.52
Summary Compensation Table Salary (FY09)	$283,462

John H. Batten:

In the course of reconciling these numbers, we discovered an inadvertent omission in Mr. Batten’s earnings.  As Mr. Batten’s salary increase was retroactive to his promotion on 7/1/08, in addition to his regular payroll earnings there was a one-time retroactive pay adjustment of $10,382.40 paid on 10/3/09.  The Summary Compensation Table lists his regular payroll earnings, not including this one-time adjustment.

Base Salary 7/1/08	$255,000
New Base Salary 7/1/08 (17.6% increase)	$300,000

Base Salary Paid 7/1/08 – 9/30/08 ($9,807.69/pay period X 6 pay periods)	$58,846.14
Base Salary Paid 10/1/08 – 6/30/09 ($11,538.46/pay period X 20 pay periods)	$230,769.20

Total Base Salary Paid 7/1/08 – 6/30/09	$289,615.34
Summary Compensation Table Salary (as reported)	$289,625 (typo)

One-time Pay Adjustment (Retroactive pay)	$10,382.40
Revised Total Base Salary Paid 7/1/08 – 6/30/09 (FY09)	$299,997.74

James E. Feiertag:
Base Salary 7/1/08	$275,000
New Base Salary 10/1/08 (4% increase)	$286,000

Base Salary Paid 7/1/08 – 9/30/08 ($20,192.30/pay period X 6 pay periods)	$63,461.52
Base Salary Paid 10/1/08 – 6/30/09 ($21,000.00/pay period X 20 pay periods)	$220,000.00

Total Base Salary Paid 7/1/08 – 6/30/09	$283,461.52
Summary Compensation Table Salary (FY09)	$283,462

H. Claude Fabry:

Mr. Fabry’s Base Salary was paid partially in Euros and partially in Dollars due to his dual employment at both Twin Disc S.A. in Belgium and Twin Disc, Inc. in the U.S.  As he resides in Belgium, we wish to keep his salary constant in Euros, the currency of his home country.  The timing of the adjustments affects the reconciliation slightly.

For the purposes of this reconciliation, Euro amounts are translated into U.S. Dollars at the exchange rate used in the proxy of $1.37429.

Base Salary 7/1/08	€ 161,230 (Total salary in Euros)
New Base Salary 10/1/08 (4% increase) (Due to administrative reasons, Mr. Fabry’s base salary increase did not become effective on the U.S. payroll until 10/17/08.)	€167,700 (Total salary in Euros)

Salary Paid In Euros Before Salary Increase • 3 monthly pay periods X €10,379.54 + Vacation payment €365.35	€31,503.97 Converted to Dollars = $43,295.59
Salary Paid In Dollars Before Salary Increase* • 1 pay period X $1,354.04 • 6 pay periods X $1,362.54	$9,529.28
Salary Paid In Euros After Salary Increase • 9 monthly pay periods X €10,359.54 + vacation payment of €10,091.86	€112,330.33 Converted to Dollars = $154,374.45
Salary Paid In Dollars After Salary Increase • 19 pay periods X $1,285.69**	$24,428.11

Total Base Salary Paid 7/1/08 – 6/30/09 (In dollars)	$231,627.43
Summary Compensation Table Salary (FY09)	$231,621.00

* Mr. Fabry’s US-paid salary is adjusted during the year to accommodate rate of exchange fluctuations.  The change in Dollar amounts in during this period reflects an adjustment made in July 2008.
** The change in Dollar amount from the pre-salary increase figure reflects an adjustment made on October 2008 to accommodate rate of exchange fluctuations.  The Dollar amount decreased in order to keep Mr. Fabry’s salary constant in Euros.

4.
We note your response to prior comment 10.  Please confirm that in future filings, as applicable, you  will disclose the substance of your response to this comment to clarify how financial performance and individual accomplishments impact base salary determinations in years when a compensation consultant is engaged as well as in years when a compensation consultant is not retained.

Company Response:
In future filings, as applicable, we will disclose the substance of our response to this comment to clarify how financial performance and individual accomplishments impact base salary determinations in years when a compensation consultant is engaged as well as in years when a compensation consultant is not retained.  If financial performance and/or individual accomplishments did not materially impact base salary determinations, the Company will not indicate that these factors were relevant considerations.

If you have any questions or further comments regarding the foregoing, please feel free to contact me at (262) 638-4343.

Sincerely,

/s/ CHRISTOPHER J. EPERJESY
Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer & Treasurer